April 26, 2006

VIA FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attention: Sara Kalin, Esq.

Re:	AFS SenSub Corp. and AFS Funding Trust
Third Amended Form S-3 Shelf Registration Statement,
File No. 333-130439 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AFS SenSub Corp. and AFS Funding Trust (the “Co-Registrants”) hereby respectfully request the acceleration of the effective date of the above-captioned Registration Statement, which was filed on December 19, 2005 and amended on February 2, 2006, March 21, 2006 and April 24, 2006 (as amended, the “Amended Registration Statement”), such that the Amended Registration Statement becomes effective at 10:00 A.M. on Friday, April 28, 2006.

The Co-Registrants acknowledge that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Co-Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Co-Registrants may not assert declaration of effectiveness of the Registration Statement as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AFS SENSUB CORP.

By:	/s/ Chris A. Choate
Name:	Chris A. Choate
Title:	Director, Executive Vice President, Chief Financial Officer and Treasurer

AFS FUNDING TRUST

BY:	AMERICREDIT FINANCIAL SERVICES, INC., as Administrator

By:	/s/ Chris A. Choate
Name:	Chris A. Choate
Title:	Director, Executive Vice President, Chief Financial Officer and Treasurer of AmeriCredit Financial Services, Inc.